      As filed with the Securities and Exchange Commission on March 8, 2002
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             EURONET WORLDWIDE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                         74-2806888
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                       Identification Number)

                             4601 College Boulevard
                                    Suite 300
                              Leawood, Kansas 66211
                                 (913) 327-4200
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              CT Corporation System
                                  1633 Broadway
                            New York, New York 10019
                                 (212) 664-7666
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:
                                 James M. Bartos
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                               011 44 20 7655-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                    Proposed
                                                     Maximum       Proposed Maximum
     Title of Each Class          Amount to be    Offering Price       Aggregate            Amount of
of Securities to be Registered     Registered      Per Share (1)   Offering Price (1)   Registration Fee
--------------------------------------------------------------------------------------------------------
Common Stock, par value $.02
      per share...........       625,000 shares       $18.85       $11,781,250             $1,083.88
========================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the closing price for Common Stock on March 6, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

********************************************************************************

The information in this prospectus is not complete and may be changed.

********************************************************************************


                   SUBJECT TO COMPLETION, DATED MARCH 8, 2002

                                     [LOGO]

                                 625,000 Shares

                             EURONET WORLDWIDE, INC.

                                  Common Stock

                                ----------------

     All of the shares of Common Stock offered by this Prospectus are being sold by selling stockholders. Euronet Worldwide, Inc. ("Euronet", "we" or "us") (formerly Euronet Services Inc.) will not receive any of the proceeds from the sale of these shares. We originally issued all of the shares offered by this prospectus pursuant to Stock Purchase Agreements among us and the selling stockholders identified below dated between February 1 and February 5, 2002 (the "Stock Purchase Agreements"), and we are registering the shares pursuant to the Stock Purchase Agreements.

     The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq Small Cap Market and at prices which will be determined by the prevailing market price for the shares. Our shares are listed for trading on the Nasdaq Small Cap Market under the symbol "EEFT". We recently applied to have our shares listed on the Nasdaq National Market. As of March 8, 2002, this application is still pending. On March 6, 2002, the last reported sales price of our Common Stock on the Nasdaq Small Cap Market was $18.85.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 1.

     Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is March   , 2002.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              ---------------------

                                TABLE OF CONTENTS

                              ---------------------

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY........................................................   1

RISK FACTORS..............................................................   1

USE OF PROCEEDS...........................................................   8

SELLING STOCKHOLDERS......................................................   8

PLAN OF DISTRIBUTION......................................................   9

LEGAL MATTERS.............................................................  10

EXPERTS ..................................................................  10

WHERE YOU CAN FIND ADDITIONAL INFORMATION.................................  10

INCORPORATION BY REFERENCE................................................  10

FORWARD-LOOKING STATEMENTS................................................  11

     You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

     We are a leading provider of secure electronic financial transaction solutions. We provide financial payment middleware, financial network gateways, outsourcing, and consulting services to financial institutions, retailers and mobile operators. We operate an independent automated teller machine ("ATM") network of 2,999 ATMs in Europe (and until January 2002 in the United States), and through our software subsidiary, Euronet USA, Inc. ("Euronet USA"), we offer a suite of integrated software solutions for electronic payment and transaction delivery systems. We offer comprehensive electronic payment solutions consisting of ATM network participation, outsourced ATM management solutions and software solutions. Our principal customers are banks and other companies such as mobile phone operators that require electronic financial transaction processing services. With nine offices in Europe and two in the United States, we offer our solutions in more than 60 countries around the world.

     The first company in the Euronet group was established in 1994 as a Hungarian limited liability company. We began operations in 1995, setting up a small processing center and installing our first ATMs in Budapest, Hungary. We commenced operations in Poland and Germany in 1995 and 1996, respectively. The Euronet group was reorganized on March 6, 1997 in connection with its initial public offering, and at that time the operating entities of the Euronet group became wholly owned subsidiaries of Euronet Services Inc., a Delaware corporation.

     Until December 1998, we devoted substantially all of our resources to establishing and expanding an ATM network and outsourced ATM management services business in Central Europe (including Hungary, Poland, the Czech Republic, and Croatia) and Germany. On December 2, 1998, we acquired Euronet USA (formerly Arkansas Systems, Inc.), a U.S. company that produces electronic payments systems software for retail banks and is the leading electronic payment software system for the IBM A/S 400 platform. As a result of this acquisition, we were able to offer a broader and more complete line of services and solutions to the retail banking market, including software solutions related not only to ATMs, but also to point-of-sale ("POS"), credit and debit card operations and internet and PC banking. We have invested in software research, development and delivery capabilities and have integrated our ATM business and software business. These two complementary businesses present strong cross selling opportunities within our combined customer base and new opportunities to leverage the core infrastructure and software to provide innovative value-added e-commerce products and services.

     Since 1999 we have expanded our presence to Western Europe and in particular the United Kingdom. As of December 31, 2001, we operated 567 ATMs in the United Kingdom.

     We changed our name from Euronet Services Inc. to Euronet Worldwide, Inc. in August 2001.

     We currently operate in two principal business segments. The first is the Processing Services Segment, which comprises our proprietary ATM network, outsourced management of ATMs for banks and various new processing services that we provide for banks and mobile phone companies through our ATM network and managed ATMs, such as mobile phone recharge services. Our second principal segment is the Software Solutions Segment, which provides transaction processing software solutions to banks that permit them to operate ATMs and POS terminals and process financial transactions from those devices and the internet.

                                  RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. Accordingly, prospective purchasers should consider carefully all of the information set forth in this prospectus and in the documents incorporated by reference into this prospectus, in particular, the risks described below, prior to making any investment decision. This prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this prospectus. See "Forward-Looking Statements."

Substantial indebtedness; liquidity

     We have substantial indebtedness. As of December 31, 2001, our total indebtedness was approximately $69.1 million and our total assets were approximately $61.4 million. We incurred this indebtedness in part as a result of our issuance of certain 12 3/8 % senior discount notes that fall due on July 1, 2006. We have not been required to make interest payments under these notes to date, but interest payments will become due beginning on January 1, 2003.

     On January 4, 2002, we sold assets of EFT Network Services LLC, resulting in proceeds to us of $6 million. We believe the net proceeds from the Stock Purchase Agreements with the selling stockholders and the proceeds of this asset sale, together with our cash flows from operations, will be sufficient to fund our operating losses, debt service requirements and capital expenditures associated with our expansion plans. However, there can be no assurance that we will achieve or sustain profitability or generate sufficient revenues in the future. If the opportunity of a strategic acquisition arises or if one or more new contracts are executed requiring more rapid installation of ATM machines than anticipated or a significant increase in the number of ATM machines in any market area, we may require additional financing for such purpose and to fund our working capital needs. Such additional financing may be in the form of additional indebtedness which would increase our overall leverage.

     The level of our indebtedness could have important consequences to investors, including the following: (i) we may not be able to generate sufficient cash flows to service our outstanding indebtedness and to fund adequately our planned capital expenditures and operations; (ii) our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited or such financing may be unavailable; (iii) a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business; (iv) our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate; and (v) our high degree of indebtedness will make us more vulnerable to changes in general economic conditions and a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

     We must substantially increase our net cash flows in order to meet our debt service obligations, and there can be no assurance that we will be able to meet such obligations. If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments, or if we fail to comply with other covenants in our debt service agreements, we would be in default under the terms of such agreements. This would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company.

Historical and possible future operating losses and negative cash flow

     For the year ended 2001, we had net income of approximately $0.7 million and for the years ended 2000 and 1999, we had net losses of approximately $49.6 million and $30.9 million respectively, resulting in an aggregate net loss of approximately $79.8 million for the period 1999 through 2001. Our results have progressively improved and we generated a small operating profit for the first time in the fourth quarter, 2001. Nonetheless, we could generate net losses again while we continue to concentrate on expansion of our business and increasing our market share. Thus, there can be no assurance that our revenues will continue to grow or be sustained in future periods or that we will be able to achieve or sustain profitability or positive cash flow from operations in any future period. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements.

Risks related to expansion of business

     The continued expansion and development of our ATM business will depend on various factors including the following: the demand for our ATM services in our current target markets, the ability to locate appropriate ATM sites and obtain necessary approvals for the installation of ATMs, the ability to install ATMs in an efficient and timely manner, the expansion of our business into new countries as currently planned, entering into additional card acceptance and ATM management agreement with banks, the ability to obtain sufficient numbers of ATMs on a timely basis and the availability of financing for such expansion. In addition, such expansion may involve acquisitions which, if made, could divert our resources and management time and require integration of new assets with our existing networks and services. Our ability to manage our rapid expansion effectively will require us to continue to implement and improve our operating, financial and accounting systems and to expand, train and manage our employee base. The inability to manage our planned expansion effectively could have a material adverse effect on our business, growth, financial condition and results of operations.

     The expansion of our software business will depend primarily upon the demand for our software products, including in particular our core electronic financial transaction processing product, ITM. This product is platform dependent, and runs only on the IBM A/S 400 platform. Although the IBM A/S 400 is a popular platform for banks, there can be no assurance that it will continue to be in the future as new technology develops. In addition, our product is a relatively inexpensive software package targeted at banks with smaller transaction processing networks and as consolidation occurs in the banking industry in developed countries, demand for this product may fall.

Seasonality may cause our quarterly operating results to vary

     Our experience is that the level of transactions on our networks is subject to substantial seasonal variation. Transaction levels have consistently been much higher in the last quarter of the year due to increased use of ATMs during the holiday season. There is a drop in the level of transactions in the first quarter, during which transaction levels are generally the lowest we experience during the year. As an example, transactions in the first quarter of 2001 were approximately 11% lower over our entire network than in the second quarter. Transactions in the fourth quarter 2001 were approximately 4% higher over our entire network than in the third quarter. Since revenues of the Processing Services Segment are primarily transaction based, this segment is directly affected by this seasonality. As a result of these seasonal variations, our quarterly operating results may fluctuate materially and could lead to volatility in the price of our shares.

Dependence on relationships with banks and international card organizations

     The future growth of our ATM business depends on a number of factors, including our ability to sign card acceptance and ATM management agreements with banks and international card organizations. Card acceptance agreements allow our ATMs to accept credit and debit cards issued by such banks and international card organizations, and ATM management agreements generate service income from our management of ATMs for banks. Our card acceptance and ATM management agreements with banks generally include termination and/or renewal clauses, which provide that either party may elect to terminate or not renew an agreement upon completion of its term. In some cases, banks may terminate their contracts by giving notice prior to the expiration of their terms. There can be no assurance that we will be able to continue to sign or maintain these agreements on terms and conditions acceptable to us or that international card organizations will continue to permit our ATMs to accept their credit and debit cards. The inability to continue to sign or maintain such agreements, or to continue to accept the credit and debit cards of local banks and international card organizations at our ATMs in the future, could have a material adverse effect on our business, growth, financial condition and results of operations.

Dependence on key personnel

     We are dependent upon the services of certain of our executive officers for the management of our business and the implementation of our strategy. Our strategy and its implementation depend in large part on the founders of the company, in particular Michael Brown and Daniel Henry, and their continued involvement in Euronet in the future. Our success also depends in part upon our ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in Central Europe and the other markets where we conduct our business is intense and, accordingly, there can be no assurance that we will be able to continue to hire or retain the required personnel. Our officers and certain of our key personnel have entered into service or employment agreements containing non-competition, non-disclosure and non-solicitation covenants and providing for the granting of incentive stock options with long-term vesting requirements. However, most of these contracts do not guarantee that these individuals will continue their employment with us. The loss of certain key personnel could have a material adverse effect on our business, growth, financial condition and results of operations.

Dependence on ATM transaction levels and fees

     Transaction fees from banks and international card organizations for transactions processed on our ATMs have historically accounted for a significant portion of our revenues. We expect that revenues from ATM transaction fees will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results are almost entirely dependent on the increased issuance of credit and debit cards, increased market acceptance of our services in our target markets, the maintenance of the level of transaction fees we receive, installation of larger numbers of ATMs and continued usage of our ATMs by credit and debit cardholders.

     Although we believe that transactions in developing countries will tend to increase due to increases in the number of cards being issued by banks in these markets, we anticipate that transaction levels on any given ATM in developing markets will not increase significantly. We can improve the levels of transactions on our ATM network overall by acquiring good sites for our ATMs, eliminating poor locations and adding new transactions to the sets of transactions that are available on our ATMs. However, there can be no assurance that we will be successful in materially increasing transaction levels through these measures. Moreover, there are developments in the field of electronic financial transactions that may reduce the amount of cash that individuals need on a daily basis, including the promotion by international card organizations and banks of the use of bank debit cards for transactions of small amounts. These developments may reduce the transaction levels that we experience on our ATMs in the markets where these developments occur. A decline in usage of our ATMs by ATM cardholders or in the levels of fees we receive in connection with such usage would have a material adverse impact on our business, growth, financial condition and results of operations. Banks also could elect to pass through to their customers all, or a large part of, the fees charged by us for transactions on our ATMs. This would increase the cost of using our ATM machines to the bank's customers, which may cause a decline in use of our ATM machines and, thus, have an adverse effect on revenues. If transaction levels over our existing ATM network do not increase, growth in our revenues will depend primarily on rolling out ATMs at new sites and developing new markets, which requires capital investment and resources and reduces the margin we realize from such revenues.

     The amount of fees we receive per transaction is set in various ways in the markets in which we do business. We have card acceptance agreements or ATM management agreements with some banks under which fees are set. However, the bulk of our revenues in most markets derives from "interchange fees" that are set by the central ATM processing switch. The banks that participate in these switches set the interchange fee among them, and we are not in a position in any market to greatly influence these fees, which may increase or decrease over time. A significant decrease in the interchange fee in any market could adversely affect our results in that market.

     In the United Kingdom, we receive substantially all of our revenues from the "surcharge fee" that we are entitled to charge users of our ATMs. This fee is set by market conditions and ranges from GBP1 to GBP 1.50 on our network, but typically is GBP 1.50. A decrease in our ability to achieve this level of surcharge fee would adversely affect our results in the United Kingdom. Moreover, this surcharge fee is substantially higher than the interchange fee in the U.K., which allows us to realize more income per transaction in the U.K. than most of our other markets. Our aggressive roll-out of ATMs in the United Kingdom during 2001 was based on the ability to surcharge there. The continuance of an aggressive roll-out of ATMs in the United Kingdom is dependent on our ability to find additional sites for ATMs that are capable of highly profitable transaction levels. Certain machines that we have installed recently in the United Kingdom had transaction levels that are lower that those of machines installed earlier. This is partially due to the fact that transaction levels are lower at ATM machines at Post Office sites and at sites at which cash is replenished by merchants. Although these ATMs are profitable, they are generating returns that are lower than we expected. We are examining a number of responses to this situation, including using lower cost machines at these sites or reducing our roll-out of machines in the United Kingdom. A decision to reduce our rate of roll-out of ATMs or the continuing weakness of performance of certain ATMs could result in a decrease in growth in our revenues.

Operational risk; security

     Our business involves the operation and maintenance of a sophisticated computer network and telecommunications connections with banks, financial institutions and mobile operators. This, in turn, requires the maintenance of computer equipment and infrastructure, including telecommunications and electrical systems, and the integration and enhancement of complex software applications. There are certain operational risks inherent in this type of business which can result in temporary shut-down of parts or all of our processing systems, including failure of electrical supply, failure of computer hardware and software errors. All of our ATMs other than our ATMs in Germany are operated through our processing center in Budapest, so any operational problem in Budapest may have a significant adverse impact on the operation of our network generally. We have experienced operations and computer development staff and have created redundancies and procedures, particularly in our Budapest processing center, to mitigate such risks, but they cannot be eliminated entirely. Any technical failure that prevents operation of our systems for a significant period of time will prevent us from processing transactions during that period of time and will directly and adversely affect our revenues and financial results.

     Our ATM network systems process electronic financial transactions using information read by ATMs or POS terminals from bank debit and credit cards or input into our systems by our customers in the registration process for mobile phone recharge services. We capture, transmit, handle and store this sensitive bank card information in performing services for our customers. In addition, our software is used by our customers to operate electronic financial transaction networks similar to our network. These businesses involve certain inherent security risks, in particular the risk of electronic interception and theft of the information for use in fraudulent card transactions. We have incorporated industry standard encryption technology and processing methodology into our systems and software to maintain high levels of security. Although this technology and methodology mitigates security risks, they cannot be eliminated entirely as criminal elements apply increasingly sophisticated technology to attempt to obtain unauthorized access to the information handled by ATM and electronic financial transaction networks.

     Any breach in our security systems could result in the perpetration of fraudulent financial transactions for which we may be found liable. We are insured against various risks, including theft and negligence, but our insurance coverage is subject to deductibles, exclusions and limitations that may leave us bearing some or all of any losses arising from security breaches.

     In addition to electronic fraud issues, theft and vandalism of ATMs presents risks for our ATM business. We install ATMs at sites that are high foot traffic sites and are exposed to theft and vandalism. Although we are insured against such risks, exclusions or limitations in our insurance coverage may leave us bearing some or all of any losses arising from theft or vandalism of ATMs.

Legal constraints on conducting business in certain European countries; dependence on financial institutions

     Under the laws of some of the European countries where we operate, including Germany, we are required to have licensed financial institutions act as our "sponsors" before banking authorities or the central ATM transaction processing switches for the operation of our ATMs. In these markets, we either act as a contractor providing ATMs to a sponsor bank or have a bank agree contractually to act as an intermediary in the settlement process for card transactions. As a result, our activities in these markets are dependent upon the continuance of such "sponsor" agreements with financial institutions. While we have been successful in reaching contractual arrangements that have permitted us to operate in all of the markets that we have targeted to date, there can be no assurance that we will continue to be successful in reaching such arrangements, or that our current contractual arrangements will continue to be renewed.

Competition

     Our principal competitors for the ATM business in markets outside the United Kingdom include ATM networks owned by banks and regional networks consisting of consortiums of local banks. In the United Kingdom, principal competitors include individual banks operating proprietary ATM networks as well as several independent, non-bank owned ATM networks of varying sizes (ranging up to over a thousand ATMs). In the United Kingdom, we are encountering direct competition for ATM sites from these other independent networks, which sometimes offer higher amounts of rent for ATM sites than we do. In the future, large, well financed companies that operate ATMs such as EDS or American Express may also establish ATM networks in competition with us in various markets. Competitive factors in our ATM business include network availability and response time, price to both the bank and to its customers, ATM location and access to other networks.

     There can be no assurance that we will be able to compete successfully in the ATM business in the future or that competition will not have a material adverse effect on our business, growth, financial condition and results of operations. In particular, there can be no assurance that our competitors will not introduce or expand their own ATM networks in the future, which would lead to a decline in the usage of our ATMs.

     There are many companies that offer electronic recharge services for mobile phone airtime in the markets where we do business, particularly through use of POS terminals. These companies include Sonera Smart Trust, ITG, Hypercom, PreNet, e-Vita and Sicap. We believe that we have a competitive advantage in that we offer recharge solutions on all customer touch points, including ATMs, POS terminals, mobile phones and the internet, and we process the financial transactions associated with the recharge. However, there are relatively few barriers to entry in this business and larger companies that have more financial resources than we do could successfully compete with us based on a number of factors, including price.

     Competitors of our software business compete primarily in the following four areas: (i) ATM, network and point-of-sale software systems, (ii) internet banking software systems, (iii) credit card software systems and (iv) wireless banking software systems. Currently, the principal competitor with respect to ATM, network and point-of-sale software systems is Applied Communications Inc. ("ACI") based in Omaha, Nebraska which enjoys a large market share due to its early entry into the financial systems software market and a client base of larger banks and financial institutions. Oasis Software International, based in Toronto, Canada, also competes in the area of ATM, network and point-of-sale software systems. Internet banking software systems competitors include Edify Corporation, a division of S1 Corporation based in Santa Clara, California and Q UP Systems Inc. based in Austin, Texas. Both Edify Corporation and Q UP Systems Inc. have started operations during the last decade and specialize in internet banking software systems. Our principal competitor with respect to credit card software systems is PaySys International Inc., based in Orlando, Florida. There are many successful manufacturers of wireless banking software that compete with us in our target markets.

Political, economic and legal risks

     We have subsidiaries in Hungary, Poland, Czech Republic, Romania, Croatia and Indonesia and have operations in other countries in Central Europe, the Middle East and Asia. We sell software in many other markets in the developing world. These countries have undergone significant political and economic change in recent years. Political, economic, social and other developments in such countries may in the future have a material adverse effect on our business. In particular, changes in laws or regulations (or in the interpretation of existing laws or regulations), whether caused by change in the government of such countries or otherwise, could materially adversely affect our business, growth, financial condition and results of operations. Currently there are no limitations on the repatriation of profits from all of the countries in which we have subsidiaries, but there can be no assurance that foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future with regard to repatriation of earnings and investments from such countries. If such exchange control restrictions, taxes or limitations are imposed, our ability to receive dividends or other payments from affected subsidiaries could be reduced, which may have a material adverse effect on us.

     Annual inflation and interest rates in Hungary, Poland, Czech Republic, Romania, Croatia and other countries in Central Europe have been much higher than those in Western Europe. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Fluctuations of inflation, interest and exchange rates could have an adverse effect on our business and the market value of the shares.

     Corporate, contract, property, insolvency, competition, securities and other laws and regulations in Hungary, Poland, Czech Republic, Romania, Croatia and other countries in Central Europe have been, and continue to be, substantially revised during the completion of their transition to market economies. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all. In addition, transmittal of data by electronic means and telecommunications is subject to specific regulation in most Central European countries. Although such regulations have not had a material impact on our business to date, there can be no assurance that any such changes in such regulation, including taxation or limitations on transfers of data across national borders, would not have a material adverse effect on our business, growth, financial condition and results of operations.

Inflation, exchange rate and currency risk

     We derive our revenues from a multitude of countries, and our business is affected by fluctuations in foreign exchange rates of the various countries in which we operate. Substantially all of our indebtedness is denominated in Euro and a significant amount of our expenditures, including the acquisition of ATMs and executive salaries, are made in U.S. dollars.

     We attempt to match any assets denominated in a currency with liabilities denominated in the same currency. Nonetheless, inflation and currency exchange fluctuations have had, and will continue to have, an effect on our financial condition and results of operations. As exchange rates among the U.S. dollar, the Euro and other currencies fluctuate, the translation effect of such fluctuations may have a material adverse effect on our results of operations or financial condition as reported in U.S. dollars.

     In recent years, Hungary, Poland and the Czech Republic have experienced high levels of inflation. Consequently, these countries' currencies have continued to decline in value against the major currencies of the OECD over this time period. Due to the significant reduction in the inflation rate of these countries in recent years, none of these countries are considered to have a hyper-inflationary economy. Nonetheless, rates of inflation in these countries may continue to fluctuate from time to time. The majority of all three subsidiaries' revenues are denominated in the local currency.

Anti-takeover provisions

     Certain provisions of our Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws (the "By-Laws") and of Delaware law could discourage potential acquisition proposals and could delay or impede a change in control of Euronet. These provisions, among other things: (i) classify our Board of Directors into three classes serving staggered three-year terms; (ii) permit the Board of Directors, without further stockholder approval, to issue preferred stock; and (iii) prohibit us from engaging in a business combination (as such term is defined in the Delaware law) with interested stockholders, except under certain circumstances. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our Common Stock. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock. We have no present plans to issue any preferred stock. Directors, officers and certain significant stockholders of Euronet, together with entities with which they are associated, own beneficially in the aggregate approximately 40% of the outstanding shares of our Common Stock. Such concentration of ownership may have the effect of delaying or preventing transactions involving an actual or potential change in control of Euronet.

Concentration of voting control in management

     Our directors and officers, together with entities with which they are associated, beneficially owned and controlled approximately 40% of our outstanding Common Stock as of February 1, 2002. As a consequence, the directors and officers have significant control over our management and operation, including the ability to elect other directors of Euronet and to cast a large block of votes with respect to virtually all matters submitted to a vote of our stockholders. Such concentration of control may have the effect of delaying or preventing transactions or a potential change of control of Euronet.

Potential adverse effect of shares eligible for future sale

     As of February 20, 2002, we had 23,035,994 shares of Common Stock outstanding. Based on our review of public filings, we are aware that 2,166,350 shares are held by persons who may be deemed to be affiliates of ours. In addition, we had an aggregate of 4,880,006 options outstanding held by directors, officers and employees entitling the holders thereof to acquire an equal number of shares of Common Stock on exercise, of which an aggregate of 2,074,064 would be held by persons who may be deemed to be affiliates of ours. In addition, we have 390,510 outstanding warrants which could be exercised to receive 405,086 shares of our Common Stock. Except as hereafter noted, the shares of Common Stock that may be issued on exercise of such options are freely tradeable in the public market. The public sale of the shares of Common Stock held by affiliates, or acquired by affiliates on exercise of options, is limited and such persons are either required to register such shares or to comply with Rule 144 of the General Rules and Regulations of the Securities Act which limits the number of shares that may be sold by any one person during each 90-day period. Affiliates also have the right, under certain circumstances, to require us to register such shares for public sale. The sale of a substantial amount of shares of Common Stock in the public market, or even the potential of such sale, could have a material adverse effect on the market price of the Common Stock and our ability to sell shares of Common Stock in the future.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of Common Stock. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

     The selling stockholders listed below have acquired the shares in a private placement transaction pursuant to those Stock Purchase Agreements among us and the selling stockholders identified below dated between February 1 and February 5, 2002 (the "Stock Purchase Agreements"). Under the terms of the Stock Purchase Agreements we agreed to register all of the shares of Common Stock purchased by the selling stockholders in the private placement.

     The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of our shares that the selling stockholders beneficially own as of such date, the number of our shares owned by selling stockholders that may be offered for sale from time to time by this prospectus, and the number of our shares to be held by such selling stockholder assuming the sale of all of the shares offered hereby.

     We may amend or supplement this prospectus from time to time to update the disclosure hereunder.

     Except as set forth above, the selling stockholders have not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our Common Stock.

                                                                                             Percent of
                                            Shares                        Shares Owned      Outstanding
                                         Beneficially                    After Offering    Euronet Stock
     Name of Selling Stockholder          Owned /(1)/  Shares Offered     /(1)//(2)/     /(1)//(2)//(3)/
     ---------------------------         ------------   --------------   ------------     ---------------
     AIM Growth Series                      125,000        125,000                 0            *
     Volksbanken KAG                         30,000         30,000                 0            *
     US Global Equity Fund                   10,000         10,000                 0            *
     Waddell & Reed Investment
        Management Company/(4)/           2,211,350        300,000         1,911,350            8.3
     Harrington Wealth Management
        Company                              10,075         10,075                 0            *
     Prime Petroleum Profit Sharing
        Trust                                50,000         50,000                 0            *
     Lagunitas Partners LP                   69,000         69,000                 0            *
     Gruber & McBaine International          20,925         20,925                 0            *
     John & Linda Gruber                     10,000         10,000                 0            *

----------
*    Represents less than one percent.

(1) The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Furthermore, the number and percentage are determined based on the number of shares we sold to the selling stockholders pursuant to the Stock Purchase Agreements and any other shares owned by these selling stockholders as they have reported to us.

(2)  Assumes the sale of all shares offered hereby.

(3) These percentages are based on 23,035,994 shares of our Common Stock outstanding as of February 20, 2002.

(4) These shares are beneficially owned by one or more open-end investment companies or other managed accounts that are advised by Waddell & Reed Investment Management Company.

                              PLAN OF DISTRIBUTION

     The selling stockholders may offer the shares at various times and from time to time while this registration statement is effective, in one or more of the following transactions:

     . on the Nasdaq Small Cap Market (or the Nasdaq National Market if our listing application is approved);

     .    in the over-the-counter market;

     .    in transactions other than market transactions;

     .    in connection with short sales of shares of our Common Stock;

     .    by pledge to secure debts or other obligations;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     .    in a combination of any of the above.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices. In addition, the selling stockholders may sell any shares that qualify for sale under Rule 144 under the Securities Act in transactions complying with Rule 144, rather than pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they have acted as agents. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     The selling stockholders and any broker-dealers who act in connection with the sale of the shares hereunder might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act.

     We will pay all of the expenses of the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling stockholders and related persons against liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With limited exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of this might affect the marketability of the shares offered hereby.

     This offering will terminate on the earlier of (1) the date on which all selling stockholders may sell all shares then held by them without restriction pursuant to Rule 144 under the Securities Act, or (2) the date on which all shares offered by this prospectus have been sold by the selling stockholders.

     We may suspend the effectiveness of the registration statement and, upon receipt of written notice from us, the selling stockholders shall cease using this prospectus, if at any time we determine, in our reasonable judgment and in good faith, sales of shares of Common Stock pursuant to the registration statement or this prospectus would require public disclosure by us of material nonpublic information that is not included in the registration statement and that immediate disclosure of such information would be detrimental to us.

     If we suspend the effectiveness of the registration statement, we shall use our reasonable efforts to cause the use of the prospectus so suspended to be resumed as soon as reasonably practicable, subject however, to our right to delay further sales of shares of Common Stock until the conditions or circumstances referred to above have ceased to exist or have been disclosed. We agreed with the selling stockholders that our right to delay sales of shares of Common Stock held by the selling stockholders will not be exercised by us on more than two occasions of not more than 45 days each in any twelve month period, unless in our good faith judgment the sale of shares under the registration statement would be reasonably likely to cause a violation of, or create liability for us under, the Securities Act or the Exchange Act.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares offered hereby will be passed upon for us by Shearman & Sterling.

                                     EXPERTS

     The consolidated financial statements of Euronet and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Polska Sp. z o.o., independent public accountants, incorporated by reference herein, and upon the authority of this firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the SEC in accordance with the Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at www.sec.gov.
                                                                    ------------

     We have filed a registration statement on Form S-3 under the Securities Act with respect to our Common Stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     (b) Our current report on Form 8-K dated January 4, 2002 and amended on January 18, 2002.

     (c) The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on February 21, 1997, including any amendment or report filed for the purpose of updating any such description.

     You may request a copy of these filings, at no cost, by writing, calling or e-mailing us at the following address:

     Euronet Worldwide, Inc.
     4601 College Boulevard
     Suite 300
     Leawood, Kansas 66211
     (913) 327-4200

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act. Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee ....................................   $  1,083.88
Legal fees and expenses .................................   $112,650.00
Accounting fees and expenses ............................   $         0
Miscellaneous expenses ..................................   $         0
           Total ........................................   $113,733.88

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 8 of the Registrant's Amended Certificate of Incorporation and Article VII of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure such persons against certain liabilities, including liabilities under the Securities laws.

Item 16. Exhibits.

Exhibit
Number                                     Description
------                                     -----------
4.01     Form of Stock Purchase Agreement between Euronet Worldwide and the selling stockholders.
5.01     Opinion of Shearman & Sterling.
23.01    Consent of Shearman & Sterling (included in Exhibit 5.01).
23.02    Consent of KPMG Polska Sp.z o.o, independent public accountants.

----------

Item 17. Undertakings.

     A.   Undertaking Pursuant to Rule 415

The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.   Undertaking in Respect of Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kansas City, state of Missouri, on this day of March 8, 2002.

                              EURONET WORLDWIDE, INC.


                              By   /s/    Michael J. Brown
                                   ---------------------------------------------
                                   Name : Michael J. Brown
                                   Title: Chairman of the Board of Directors and
                                          Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Brown and Daniel R. Henry, jointly and severally, his attorneys-in-fact, each with the owner of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the day of March 8, 2002 in the capacities indicated.

        Signature                                Title
        ---------                                -----


/s/ Michael J. Brown        Chairman of the Board of Directors, Chief Executive
-------------------------   Officer and Director (principal executive officer)
    Michael J. Brown


/s/ Daniel R. Henry         Chief Operating Officer, President and Director
-------------------------
    Daniel R. Henry


/s/ Eriberto R. Scocimara   Director
-------------------------
    Eriberto R. Scocimara


/s/ Thomas A. McDonnell     Director
-------------------------
    Thomas A. McDonnell


/s/ M. Jeannine Strandjord  Director
-------------------------
    M. Jeannine Strandjord


/s/ Andzrej Olechowski      Director
-------------------------
    Andzrej Olechowski

/s/ Kendall Coyne           Chief Financial Officer and Chief Accounting Officer
-------------------------   (principal financial and accounting officer)
    Kendall Coyne

                                INDEX TO EXHIBITS

Exhibit
Number                                      Description
------                                      -----------
4.01      Form of Stock Purchase Agreement between Euronet Worldwide and the selling stockholders.
5.01      Opinion of Shearman & Sterling.
23.01     Consent of Shearman & Sterling (included in Exhibit 5.01).
23.02     Consent of KPMG Polska Sp.z o.o, independent public accountants.